Exhibit 99.77

For Immediate Release	January 11, 2021

The Valens Company CEO to Participate in ATB Capital Markets' 9th Annual

Institutional Investor Conference

Kelowna, B.C., January 11, 2021 – The Valens Company Inc. (TSX: VLNS) (OTCQX: VLNCF) (the “Company” or “The Valens Company”), a global leader in the end-to-end development and manufacturing of innovative, cannabinoid- based products, is pleased to announce that Tyler Robson, CEO of The Valens Company, will participate in the ATB Capital Markets 9th Annual Institutional Investor Conference being held on January 12-14, 2021.

Mr. Robson is scheduled to join David Kideckel, ATB Managing Director and Senior Research Analyst, for a fireside chat titled "Cannabis 2.0... 3.0... and Beyond” on Thursday, January 14, 2021 at 9:00 am ET. Management will also host one-on-one investor meetings throughout the duration of the conference.

About The Valens Company

The Valens Company is a global leader in the end-to-end development and manufacturing of innovative, cannabinoid- based products. The Valens Company is focused on being the partner of choice for leading Canadian and international cannabis brands by providing best-in-class, proprietary services including CO2, ethanol, hydrocarbon, solvent-less and terpene extraction, analytical testing, formulation and product development and custom manufacturing. Valens is the largest third-party extraction company in Canada with an annual capacity of 425,000 kg of dried cannabis and hemp biomass at our purpose-built facility in Kelowna, British Columbia which is in the process of becoming European Union (EU) Good Manufacturing Practices (GMP) compliant. The Valens Company currently offers a wide range of product formats, including tinctures, two-piece caps, soft gels, oral sprays and vape pens as well as beverages, concentrates, topicals, edibles, injectables, natural health products and has a strong pipeline of next-generation products in development for future release. Finally, The Valens Company’s wholly-owned subsidiary Valens Labs is a Health Canada licensed ISO 17025 accredited cannabis testing lab providing sector-leading analytical services and has partnered with Thermo Fisher Scientific to develop a Centre of Excellence in Plant-Based Science. For more information, please visit http://thevalenscompany.com. The Valens Company's investor deck can be found specifically at http://thevalenscompany.com/investors/.

For further information, please contact:

Jeff Fallows

The Valens Company

Investor Relations

ir@thevalenscompany.com

1 647.956.8254

KCSA Strategic Communications

Phil Carlson / Elizabeth Barker

VLNS@kcsa.com

1 212.896.1233 / 1 212.896.1203

Media

KCSA Strategic Communications

Anne Donohoe

adonohoe@kcsa.com

1 212.896.1265

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com